Exhibit 4.25A

THIRD SUPPLEMENTAL AGREEMENT

THIS THIRD SUPPLEMENTAL AGREEMENT (this “Agreement”) is made effective as of April 29, 2022 by and between QUTOUTIAO INC., an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on NASDAQ with stock code “QTT” (the “Borrower” or the “Company”), and ALIBABA.COM HONG KONG LIMITED, a business company incorporated under the laws of Hong Kong (the “Lender”, and together with the Company, the “Parties”).

WITNESSETH

WHEREAS, the Company and ALIBABA INVESTMENT LIMITED (the “Original Lender”) are parties to that certain Convertible Loan Agreement dated March 28, 2019 (the “Original Convertible Loan Agreement”), as amended by certain extension letter agreements dated October 3, 2019, March 21, 2020, September 20, 2020 and September 19, 2021, respectively, that a supplemental agreement dated December 25, 2020 and a second supplemental agreement dated March 28, 2022 (the “Second Supplemental Agreement”) (the Original Convertible Loan Agreement together with aforementioned extension letters and supplement agreements, the “Loan Agreement”), whereby the Company had borrowed from the Original Lender an aggregate principal amount of US$171,050,940 (the “Loan”).

WHEREAS, the Original Lender has assigned the Loan, together with all of its rights and obligations under the Loan Agreement, to the Lender pursuant to that certain assignment and assumption agreement dated March 24, 2020.

WHEREAS, the Parties desire to further amend the Loan Agreement and the Second Supplemental Agreement in certain respects.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.    Capitalized terms used but not otherwise defined in this Agreement shall have the meaning given in the Loan Agreement or the Second Supplemental Agreement, as the case may be.

2.    Notwithstanding anything to the contrary contained in the Loan Agreement or the Second Supplemental Agreement, the Parties hereby agree that:

(a)

in order to induce the Lender to agree to extend the Initial Repayment Date pursuant to Section 2(c) below, the Company agrees and undertakes to the Lender that it will use its best efforts to prepare and deliver (i) an annual budget and business plan of the Group (excluding Fun Literature and its Subsidiaries solely for the purposes of this Section 2, the “QTT Group”) for the twelve-month period from June 1, 2022 to May 31, 2023 (the “Target Period”) on a monthly basis (the “QTT Target Budget”), (ii) an annual budget and business plan of Fun Literature and its Subsidiaries (for the avoidance of doubt including any entity Controlled by Fun Literature through contractual arrangements, the “Fun Literature Group”) for the Target Period on a monthly basis (the “Fun Literature Target Budget”), and (iii) a repayment plan in reasonable detail for all principal amounts outstanding in respect of the Loan, all accrued and unpaid interest and any other amounts due or outstanding under the Loan Agreement, and in each case of the foregoing (i) to (iii), to the Lender’s satisfaction and as soon as practicable after the date of this Agreement but in any event no later than May 28, 2022;

(b)

notwithstanding any provision to the contrary contained in the Loan Agreement and in order to induce the Lender to agree to extend the Initial Repayment Date pursuant to Section 2(c) below, the Company agrees and undertakes to the Lender that (i) it will repay (or cause to be repaid) US$3,000,000 as a part of the interest accrued under the Loan Agreement to the Lender as soon as practicable after the date of this Agreement but in any event no later than May 15, 2022; and (ii) following the date hereof, without the Lender’s prior written consent it will not directly or indirectly (x) make any investment in Fun Literature Group, (y) provide any loan to, or security in favour of, Fun Literature Group or (z) otherwise increase the Net Liabilities owed by Fun Literature Group to QTT Group. “Net Liabilities” means the product of (A) the aggregate Liabilities owed by Fun Literature Group to QTT Group; minus (B) the aggregate Liabilities owed by QTT Group to Fun Literature Group (if any), and “Liability” means any liability or obligation whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due, which for the avoidance of doubt shall include, without limitation, any shareholder loan and interest thereon and accounts payable; and

(c)

in consideration of the undertakings made by the Company in Section 2(a) to Section 2(b) above, the Lender agrees that the Initial Repayment Date shall be further extended to May 28, 2022; provided that in no event shall the Initial Repayment Date or the Repayment Date be further extended after May 28, 2022 without the Lender’s prior written consent, which consent may be withheld, delayed or conditioned in the sole and absolute discretion of the Lender.

3.    Each Party hereby represents and warrants to the other Party that (i) it has all requisite power, authority and capacity to enter into this Agreement, and to perform its obligations hereunder; (ii) this Agreement has been duly authorized, executed and delivered by it; and (iii) this Agreement, when executed and delivered by it, will constitute its valid and legally binding obligations.

4.    The Company will take all necessary actions and sign all necessary documents to provide all necessary waivers, consents and approvals, and to procure all of its shareholders to provide all necessary waivers, consents and approvals, in respect of the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

5.    The Company hereby acknowledges and agrees that this Agreement forms an integral part of the Loan Agreement for all purposes thereof. Any reference to the Loan Agreement shall hereinafter be deemed to be a reference to the Loan Agreement, as amended by this Agreement.

6.    To the extent that any of the provisions of this Agreement are inconsistent with the provisions in the Loan Agreement and/or the Second Supplemental Agreement, the provisions of this Agreement shall prevail. To the extent not inconsistent with the provisions in this Agreement, the Loan Agreement remains unchanged, unaltered and in full force and effect and is hereby reaffirmed in its entirety.

7.    This Agreement may not be amended except by a written agreement executed by the Parties.

8.    The following provisions of the Loan Agreement shall be expressly incorporated herein by reference (and read so as to apply to this Agreement): Clauses 10 (Assignment), 11 (Notices and Service of Proceedings), 12 (Miscellaneous) and 13 (Governing Law; Jurisdiction).

[Signature Pages Follow]

The party hereto has caused this Agreement to be duly executed by its authorized directors or officers as of the date first written above.

Borrower

/s/ TAN Siliang
For and on behalf of
QUTOUTIAO INC.
Name: TAN Siliang
Title: Director

[Signature Page to Third Supplemental Agreement to Convertible Loan Agreement—Qutoutiao Inc.]

The party hereto has caused this Agreement to be duly executed by its authorized directors or officers as of the date first written above.

Lender

ALIBABA.COM HONG KONG LIMITED

By:	/s/ OU CHIA-LIN
Name: OU CHIA-LIN
Title: Authorised Signatory

[Signature Page to Third Supplemental Agreement to Convertible Loan Agreement—Qutoutiao Inc.]